UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: December 30, 2005
(Date of Earliest Event Reported)
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KYPHON INC.
(Exact Name of Registrant as Specified in Its Charter)
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Delaware	**000-49804**	**77-0366069**
(State or Other Jurisdiction of Incorporation or Organization)	*(Commission File number)*	*(I.R.S. Employer Identification No.)*

1221 Crossman Avenue
Sunnyvale, California 94089
(Address of Principal Executive Offices)

(408) 548-6500

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS

On December 30, 2005, Kyphon Inc. ("Kyphon") entered into a definitive agreement to acquire InnoSpine, Inc. ("InnoSpine"), a privately held company focused on developing and marketing its proprietary technology platform for the diagnosis and potential treatment of axial low back pain due to disc degeneration. The transaction is expected to close in January.

The terms of the acquisition call for an initial payment of approximately $2.5 million in cash to the shareholders of InnoSpine, plus the possibility of up to an additional $27.5 million in cash or stock, based on achievement of clinical and other milestones as well as royalties on future net sales.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 6, 2006


KYPHON INC.

By: /S/
     Arthur T. Taylor
     Vice President, Chief Financial Officer and Treasurer
